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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

11020708

SEC FILE NUMBER
8- 44319

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/10___ AND ENDING ___12/31/10___
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DAUTRICH SEILER FINANCIAL SERVICES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

397 DOGWOOD LANE
                                        (No.. and Street)

NAZARETH   PA   18064
   (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
LYNN DAUTRICH   610-837-4656
                                        (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PARENTE BEARD LLC

(Name – *if individual, state last, first, middle name*)

SUITE 301, 1869 CHARTER LANE, LANCASTER PA 17601
   (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 0 7 2011
REGISTRATIONS BRANCH
04

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

AB
3/30

OATH OR AFFIRMATION

I, ___LYNN DAUTRICH_____, swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
___DAUTRICH SEILER FINANCIAL SERVICES, INC._____ , as

of ___DECEMBER 31_____ , 20_10___ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

_____   _____

_____
                                  Signature

              PRESIDENT
_____
                                    Title

_____Rita R. Huber___2/25/11____
          Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Independent Auditors' Report

Board of Directors
Dautrich Seiler Financial Services, Inc.

We have audited the accompanying balance sheet of Dautrich Seiler Financial Services, Inc. (the Company) as of December 31, 2010 and 2009, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended that you are filing pursuant to the Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dautrich Seiler Financial Services, Inc. as of December 31, 2010 and 2009, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

ParenteBeard LLC

Lancaster, Pennsylvania
February 21, 2011

Dautrich Seiler Financial Services, Inc.

Balance Sheet
December 31, 2010 and 2009

	2010	2009
Assets		
Current Assets		
Cash and cash equivalents	$ 14,060	$ 19,533
Commissions receivable	3,992	4,914
12b-1 fees receivable	5,048	3,646
Prepaid expenses	4,722	4,568
Deferred tax asset	870	371
Other current assets	2,161	75
Total current assets	30,853	33,107
Deposit-Clearing Agreement	50,000	-
Investments	7,119	5,946
Total assets	$ 87,972	$ 39,053
Liabilities and Stockholders' Equity		
Current Liabilities		
Commissions payable	$ 7,232	$ 6,848
Accrued expenses	556	614
Total current liabilities	7,788	7,462
Loan Payable	50,100	-
Total liabilities	57,888	7,462
Stockholder's Equity		
Common stock, $10 par value - 10,000 shares authorized and 100 issued and outstanding	1,000	1,000
Paid-in capital	17,539	17,539
Retained earnings	11,545	13,052
Total stockholder's equity	30,084	31,591
Total liabilities and stockholder's equity	$ 87,972	$ 39,053

See notes to financial statements

Dautrich Seiler Financial Services, Inc.

Statement of Operations
Years Ended December 31, 2010 and 2009

	2010	2009
Operating Revenue		
Commissions and fees	$ 99,602	$ 102,450
Unrealized gain (loss) on securities owned	1,173	(1,467)
Total operating revenue	100,775	100,983
Operating Expenses		
Commissions	73,351	79,192
Office expenses	3,745	4,051
Officer's salaries	6,249	6,381
Payroll taxes	1,091	677
Printing	156	155
Publications	1,354	883
Professional fees	16,835	13,143
Retirement plan	-	191
Total operating expenses	102,781	104,673
Loss from operations before income tax benefit	(2,006)	(3,690)
Income Tax Benefit	499	884
Net loss	$ (1,507)	$ (2,806)

Dautrich Seiler Financial Services, Inc.

Statement of Changes in Stockholder's Equity
Years Ended December 31, 2010 and 2009

	Common Stock	Paid-in Capital	Retained Earnings	Total
Balances, December 31, 2008	$ 1,000	$ 17,539	$ 15,858	$ 34,397
Net loss	-	-	(2,806)	(2,806)
Balances, December 31, 2009	1,000	17,539	13,052	31,591
Net loss	-	-	(1,507)	(1,507)
Balances, December 31, 2010	$ 1,000	$ 17,539	$ 11,545	$ 30,084

See notes to financial statements

Dautrich Seiler Financial Services, Inc.

Statement of Cash Flows
Years Ended December 31, 2010 and 2009

	2010	2009
Cash Flows from Operating Activities		
Net loss	$ (1,507)	$ (2,806)
Adjustments to reconcile net loss to net cash used in operating activities		
Unrealized loss (gain) on securities owned	(1,173)	1,467
Income tax benefit	(499)	(884)
Increase in commissions receivable	(480)	(3,050)
Decrease (increase) in prepaid expenses	(154)	1,266
Increase in other current assets	(2,086)	(75)
Increase in commissions payable	384	2,440
Decrease in accrued expenses	(58)	(569)
Net cash used in operating activities	(5,573)	(2,211)
Cash Flow Used in Investing Activities		
Investments from deposit-clearing agreement	(50,000)	-
Cash Flow Provided by Financing Activities		
Proceeds from loan payable	50,100	-
Net decrease in cash and cash equivalents	(5,473)	(2,211)
Cash and Cash Equivalents, Beginning	19,533	21,744
Cash and Cash Equivalents, Ending	$ 14,060	$ 19,533

1. Nature of Business and Summary of Significant Accounting Policies

Nature of Business

Dautrich Seiler Financial Services, Inc. (the Company) is a broker/dealer with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority. The Company offers services to retail customers through commissioned agents.

During 2010, the Company began performing agency-only, domestic equity executions for institutional clients. This DVP (delivery vs. payment) service includes executing domestic equity orders, which provides high-quality executions for low transactions costs for the Company's institutional clients.

Summary of Significant Accounting Policies

Basis of Accounting

The Company operates under the exemptive provisions of Paragraph (k)(2)(ii) of Rules 15c3-3 of the Securities and Exchange Commission, which provide that the provisions of this section shall not be applicable to a broker or dealer who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all investments in highly liquid instruments purchased with a maturity of three months or less to be cash equivalents.

Commissions and Fees Receivable

Commissions and fees receivable are stated at outstanding balances. The 12b-1 fees represent charges levied against mutual fund assets to pay financial advisors who steer investors toward the fund. The Company considers receivables to be fully collectible. If collection becomes doubtful, an allowance for doubtful accounts will be established, or the accounts will be charged to income when that determination is made by management. Unpaid balances remaining after the stated payment terms are considered past due. Recoveries of previously charged off accounts are recorded when received.

Dautrich Seiler Financial Services, Inc.

Notes to Financial Statements
December 31, 2010 and 2009

1. Nature of Business and Summary of Significant Accounting Policies (Continued)

Investments

The Company classifies its investments as available-for-sale. Available-for-sale investment securities consist of equity securities which are carried at fair value as determined by a national exchange.

Premiums and discounts on investments are amortized over the term of the security using methods that approximate the interest method. Gains or losses on the sale of available-for-sale investments are reflected in income at the time of sale using the specific identification method. Dividend and interest income are recognized when earned.

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes*. Under the guidance the Company assesses the likelihood, based on their technical merit, the tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. The Company's policy is to recognize interest and penalties on unrecognized tax benefits in income taxes expense in statement of operations. As of December 31, 2010 and 2009, the Company has no material unrecognized tax benefits or accrued interest and penalties.

Years that remain open for potential review by the Internal Revenue Service are 2007 through 2009.

2. Statement of Changes in Liabilities Subordinated to Claims of General Creditors

The Company had no liabilities subordinated to the claims of general creditors for either 2010 or 2009; consequently, the financial statements have not presented the Statement of Changes in Liabilities Subordinated to Claims of General Creditors.

3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2010 and 2009, the Company had net capital of $10,164 and $13,034, respectively, which was $5,164 and $8,034, respectively, in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was 5.659 to 1 and .5863 to 1 at December 31, 2010 and 2009, respectively.

4. Deposit-Clearing Agreement

The Deposit-Clearing Agreement represents a cash account required by and held by a clearing agent to facilitate trading in domestic equity securities and is treated as a long-term asset on the balance sheet.

5. Investments

A summary of cost and fair values of securities owned consist of the following at December 31:

| | 2010 | | | |
	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Investment securities available for sale - equity securities	$ 3,300	$ 3,819	$ -	$ 7,119
	2009			
Investment securities available for sale - equity securities	$ 3,300	$ 2,646	$ -	$ 5,946

Dautrich Seiler Financial Services, Inc.

Notes to Financial Statements
December 31, 2010 and 2009

6. Income Taxes

Income tax benefit for the years ended December 31, 2010 and 2009 consists of the following:

	2010	2009
Current tax expense:		
Federal	$ -	$ -
State	-	-
	-	-
Deferred benefit from net operating losses:		
Federal	474	312
State	314	205
	788	517
Deferred (expenses) benefit from net unrealized gains:		
Federal	(176)	220
State	(113)	147
	(289)	367
Total income tax benefit	$ 499	$ 884

Deferred tax assets and deferred tax liabilities at December 31, 2010 and 2009 are as follows:

	2010	2009
Deferred tax liabilities - unrealized investment securities holding gains	$ (951)	$ (662)
Deferred tax assets - net operating loss carryforwards	1,821	1,033
Net deferred tax assets	$ 870	$ 371

Notes to Financial Statements
December 31, 2010 and 2009

6. Income Taxes (Continued)

Deferred income tax assets arising from net operating loss carryforwards and unrealized investment securities holding gains:

	2010	2009
Federal	$ 524	$ 223
State	346	148
	$ 870	$ 371

Net operating losses available and expiration dates related to deferred tax assets described above include:

Year Realized	Original Amount	Amounts Used	Amounts Available	Expiration
2008	$ 2,063	$ -	$ 2,063	2028
2009	2,069	-	2,069	2029
2010	3,179	-	3,179	2030

7. Loan Payable

The Company has a loan payable to an individual in the amount of $50,100. The loan has no stated interest rate and is secured and expected to be repaid by the deposit-clearing cash account.

8. Fair Value of Financial Instruments

The following valuation techniques were used to measure fair value of assets on a recurring basis as of December 31, 2010 and 2009:

> *Equity securities* - Fair value of equity securities was based on quoted market prices for the identical security.

The Company measures its investments at fair value on a recurring basis in accordance with accounting principles generally accepted in the United States of America.

Fair value is defined as the price that would be received to sell an asset or the price that would be paid to dispose of a liability in an orderly transaction between market participants at the measurement date. The framework that the authoritative guidance establishes for measuring fair value includes a hierarchy used to classify the inputs used in measuring fair value. The hierarchy prioritizes the inputs used in determining valuations into three levels. The level in the hierarchy within which the fair value measurement falls is determined based on the lowest level input that is significant to the fair value measure.

8. Fair Value of Financial Instruments (Continued)

The three levels of the fair value hierarchy are as follows:

Level 1: Fair value is based on unadjusted quoted prices in active markets that are accessible to the Company for identical assets. These generally provide the most reliable evidence and are used to measure fair value whenever available.

Level 2: Fair value is based on significant inputs, other than Level 1 inputs, that are observable either directly or indirectly for substantially the full term of the asset through corroboration with observable market data. Level 2 inputs include quoted market prices in active markets for similar assets, quoted market prices in markets that are not active for identical or similar assets, and other observable inputs.

Level 3: Fair value would be based on significant unobservable inputs. Examples of valuation methodologies that would result in Level 3 classification include option pricing models, discounted cash flows, and other similar techniques.

An asset or liability's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement.

For assets measured at fair value on a recurring basis, the fair value measurements by level within the fair value hierarchy used at December 31, 2010 and 2009 are as follows:

Description	Total	Level 1	Level 2	Level 3
2010:				
Equity securities - financial	$ 7,119	$ 7,119	$ -	$ -
2009:				
Equity securities - financial	$ 5,946	$ 5,946	$ -	$ -

9. Retirement Plan

The Company has a Savings Incentive Match Plan for Employees of Small Employers Individual Retirement Account (Simple IRA Plan). Contributions totaled $-0- and $191 in 2010 and 2009, respectively.

10. Risk

At times during the years ended December 31, 2010 and 2009, the Company's cash and cash equivalents balances may have exceeded the federally insured limit of $250,000. There were no cash balances exceeding the federally insured limit at either December 31, 2010 and 2009.

11. Reclassifications

Certain items in the 2009 financial statements have been reclassified to conform to the 2010 financial statement presentation. The reclassifications had no effect on the changes in net assets.

Dautrich Seiler Financial Services, Inc.

Schedule I - Computation of Aggregate Indebtedness and Net Capital Pursuant to
Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2010

		2010
Total Stockholder's Equity	$	30,084
Non-allowable assets:		
12b-1 fees receivable		5,048
Prepaid expenses		4,722
Deferred tax asset		870
Other current assets		2,161
Investments		7,119
Net capital	$	10,164
Aggregate Indebtedness -		
Total Liabilities	$	57,888
Computation of Basic Net Capital Requirement -		
Minimum Net Capital Required (Greater of $5,000 or		
6-2/3% of Aggregate Indebtedness)	$	5,000
Net capital in excess of minimum requirement	$	5,164
Ratio of aggregate indebtedness to net capital		5.695 to 1

Statement Pursuant to Rule 17a-5(d)(4)
Since there are no differences between the net capital computation on Part IIA of
the Company's Form X-17A-5 and the net capital computed above, a reconciliation
is not necessary.

Dautrich Seiler Financial Services, Inc.

Schedule II - Computation for Determination of Reserve Requirements under
Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2010

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act
of 1934, pursuant to paragraph (k)(2)(ii) of the Rule.

Dautrich Seiler Financial Services, Inc.

Schedule III - Information Relating to the Possession or Control Requirements under
Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2010

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the Rule.

Independent Auditors' Report on Internal Control
Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer
Claiming an Exemption from SEC Rule 15c3-3

Board of Directors
Dautrich Seiler Financial Services, Inc.

In planning and performing our audit of the financial statements of Dautrich Seiler Financial Services, Inc. (the Company) as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, comparisons, and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.



A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, that is less severe than a material weakness, yet important enough to merit attention by those changed with governance.

A *material weakness* is a deficiency, or combination of deficiencies, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above. However, we identified a certain deficiency in internal control that we considered to be a significant deficiency that we communicated in writing to management and those charged with governance on February 21, 2011.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

ParenteBeard LLC

Lancaster, Pennsylvania
February 21, 2011

Dautrich Seiler Financial Services, Inc.

Financial Statements and
Supplementary Information

December 31, 2010 and 2009

Dautrich Seiler Financial Services, Inc.

Table of Contents
December 31, 2010 and 2009